CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”  THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER FILING FOR EASE OF IDENTIFICATION.

March 17, 2011

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:	Sanmina-SCI Corporation
Form 8-K filed November 1, 2010
Form 10-K for the Fiscal Year ended October 2, 2010
Filed November 24, 2010
File No. 000-21272

Dear Mr. Krikorian:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 3, 2011 with respect to the reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

General

1.                                       We note that you are seeking to keep your responses to prior comments 6, 7 and 8 confidential pursuant to Rule 83. Since the information you provide in response to our comments is required by Item 402 of Regulation S-K, your request for confidential treatment does not appear to be appropriate. Accordingly, please refile your response letter dated February 8, 2011, without seeking confidential treatment for your responses to prior comments 6, 7 and 8 or tell us why you believe confidential treatment for the information is appropriate. Further, please tell us why you have requested confidential treatment pursuant to Rule 83 for your response to prior comment 5.

[****]

Confidential Treatment Requested by Sanmina-SCI Corporation                                               SANM00

Form 8-K filed November 1, 2010

2.                                       We acknowledge your response to prior comment 1 and believe the non-GAAP financial statement is a full financial statement. The financial statement has the appearance of a financial statement and contains the most significant line items of a financial statement. That is, a condensed financial statement would still qualify as a full financial statement. Further, we note that your discussion of non-GAAP elements is more extensive than the discussion of GAAP elements, which is given less equal prominence. Tell us how you considered the guidance in Item 10(e)(i)(A) of Regulation S-K. Please revise in future filings.

The Company believes that omitting the table contained on page 1 of the release in its entirety disadvantages investors by depriving them of a convenient summary of non-GAAP financial measures considered by management to be important in operating the business. However, the Company understands and appreciates the Staff’s comments regarding such table. For this reason, in future filings, the Company will ensure that the number of non-GAAP financial measures contained in the table is the same as the number of GAAP financial measures. Similarly, to address the Staff’s comment concerning the guidance under Item 10(e)(1)(i)(A) of Regulation S-K, the Company will provide a substantially similar amount of discussion of both GAAP and non-GAAP results.

Form 10-K for the Fiscal Year ended October 2, 2010

Notes to Consolidated Financial Statements

Note 8. Commitments and Contingencies, page 69

3.                                       We note your response to prior comment 5. Please tell us how you considered disclosing the potential of incurring any additional amounts beyond the amount currently reserved. In this regard, tell us your consideration of whether it is reasonably possible that amounts may exceed your reserve and whether you should disclose a range. See FASB ASC 450-20-50-3 and 4.

[****]

Item 9A. Controls and Procedures, page 86

(a) Management’s Report on Internal Control Over Financial Reporting, page 86

4.                                       We have reviewed your response to prior comment 5. Please provide us with your analysis as to how you determined that this misappropriation is not a material weakness. In your response, please advise if the company conducted any investigations regarding the adequacy of its controls at other locations. If any such investigations were conducted, please provide us with the details of the matters that were examined, by whom, and any conclusions reached. Additionally, please tell us if any individuals outside of your organization were involved in the misappropriation, such as government officials.

[****]

(b) Changes in Internal Control Over Financial Reporting, page 86

5.                                    Please tell us how you determined that there was no change in your internal control over financial reporting. We note that you have not disclosed any changes to your internal controls. Please advise.

[****]

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed December 10, 2010)

Long-Term Equity-Based Incentive Awards, page 34

6.             We note your response to prior comment 9. However, your response appears to be inconsistent with your disclosure. Specifically, we note that on page 35 you indicate that “all qualitative performance objectives for fiscal 2010 for the named executive officers as a group had been met.” Yet, in your response, you assert that “no individual qualitative performance objective factors were used to adjust individual named executive officer equity amounts.” Please advise. In your response, please explain why the company believed it appropriate to describe individual performance as one of the five factors on which equity awards were based, if the Compensation Committee did not ultimately give any weight to that factor.

Additionally, based on your response it appears as though the Compensation Committee used discretion in determining equity grants to the named executive officers in fiscal 2010. In this regard, we note that you state in your response that “it was determined that the aggregate package of equity grants was appropriate given management’s overall success in executing the [c]ompany’s first profitable years since 2001.” Please clarify in your response whether discretion was used in determining equity grants in 2010.  Please further confirm that in future filings you will affirmatively identify all instances when the Compensation Committee exercises discretion in granting awards to named executive officers.

As disclosed on page 34 of the proxy statement, the Compensation Committee’s process in approving equity grant levels was wholly discretionary. The factors listed on page 35 informed the Committee’s review of equity grant levels proposed by management, but did not result in any up or down adjustments of such levels. The Company acknowledges that the current disclosure could be confusing to investors inasmuch as they may assign undue importance to any one factor, including individual performance. In future filings, the Company will revise the disclosure concerning equity grants to more clearly describe the way these factors are used by the Committee. As requested by the Staff, such disclosure will emphasize the discretionary nature of the Committee’s authority in approving particular equity levels.

* * *

Please do not hesitate to call me at (408) 964-3613 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Robert K. Eulau
Robert K. Eulau
Executive Vice President and Chief
Financial Officer

cc:    Ryan Rohn, Staff Accountant, SEC

Courtney Haseley, Attorney-Advisor, SEC

Matthew Crispino, Attorney-Advisor, SEC

Michael R. Tyler, Executive Vice President and General Counsel, Sanmina-SCI Corporation